Exhibit 99.1

21Vianet Group, Inc. Reports First Quarter 2016

Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, May 26, 2016

BEIJING, May 26, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the first quarter of 2016. The Company will hold a conference call at 8:00 p.m. Eastern Time on May 26, 2016. Dial-in details are provided at the end of the release.

First Quarter 2016 Financial Highlights

•	Net revenues increased to RMB862.3 million (US$133.7 million) from RMB860.1 million in the comparative period in 2015.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “First of all, we are very excited to welcome an industry leader, Tus-Holdings, as a major strategic investor in our company and believe that its investment offers significant strategic values in strengthening our core operations and expanding new business opportunities. During the first quarter, we continued to execute on our strategies to grow our core businesses organically while maintaining a disciplined approach in our cost structure. Our IDC business remains a steady growth engine, driven by improving utilization rate, relatively low churn and strong billing cabinet sales, especially in tier one markets. Additionally, we are pleased to see demand for our cloud services remained strong thanks to continued traction with the Windows Azure and Office 365 product offerings. However, as we restructure our business and invest in our core growth opportunities, we also witnessed certain industry challenges and non-recurring factors. Solid year-over-year growth in IDC, cloud and VPN revenues were offset by continued weakness in MNS business, seasonal headwinds in our content delivery network business and the optimization process in Aipu business. However, going forward, we are confident that we can overcome these challenges, reignite growth and profitability and strengthen our position as a leading internet infrastructure services provider.”

Mr. Terry Wang, Chief Financial Officer of the Company, commented, “Our total revenues in the first quarter increased to RMB862.3 million (US$133.7 million), primarily driven by solid year-over-year growth in our hosting line, including IDC, cloud and VPN. Overall number of cabinets reached 23,825 and our data center utilization rate improved to 74.6% from 71.7%. Additionally, we also tightened our cost by reducing sales agency fees and consulting fees, reducing our total operating expenses to RMB254.5 million (US$39.5 million) in the first quarter of 2016. However, hosting revenue growth was partially offset by the continued bandwidth pricing pressure in our MNS business and as we trimmed some of the lower margin revenue in the Aipu business. As the entire operations team is proactively working to address these challenges, we will continue to fine-tune our cost structure and become more disciplined in our capital investment programs going forward.”

First Quarter 2016 Financial Results

REVENUES: Net revenues for the first quarter of 2016 increased by 0.3% to RMB862.3 million (US$133.7 million) from RMB860.1 million in the comparative period in 2015, primarily driven by a year-over-year increase in IDC, cloud and VPN revenues, partially offset by the decline in MNS revenues.

Net revenues from hosting and related services increased by 15.1% to RMB706.1 million (US$109.5 million) in the first quarter of 2016 from RMB613.2 million in the comparative period in 2015, primarily due to the year-over-year increase in total number of billable cabinets and improved utilization rate, partially offset by lower MRR, or monthly recurring revenue, per cabinet. Net revenues from MNS were RMB156.1 million (US$24.2 million) in the first quarter of 2016, compared with RMB246.9 million in the comparative period in 2015. The decrease is primarily due to the continued industry-wide decline in bandwidth prices and lower than expected revenues from Aipu due to fierce competition and weaker equipment sales.

GROSS PROFIT: Gross profit for the first quarter of 2016 was RMB169.0 million (US$26.2 million), compared with RMB230.3 million in the comparative period in 2015. Gross margin for the first quarter of 2016 was 19.6%, compared with 26.8% in the comparative period in 2015. The decrease in gross margin was primarily due to higher spending on telecommunication services and continued softness in the Company’s MNS business.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, was RMB211.1 million (US$32.7 million) in the first quarter of 2016, compared with RMB272.7 million in the comparative period in 2015. Adjusted gross margin was 24.5% in the first quarter of 2016, compared with 31.7% in the comparative period in 2015.

OPERATING EXPENSES: Total operating expenses decreased to RMB254.5 million (US$39.5 million) in the first quarter of 2016 from RMB274.6 million in the comparative period in 2015. Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB219.5 million (US$34.0 million) from RMB209.4 million in the comparative period in 2015. As a percentage of net revenue, adjusted operating expenses were 25.5%, compared with 24.3% in the comparative period in 2015 and 28.1% in the fourth quarter of 2015.

Sales and marketing expenses decreased by 14.5% to RMB77.3 million (US$12.0 million) in the first quarter of 2016 from RMB90.4 million in the comparative period in 2015, primarily due to reduced staffing costs and sales agency fees.

General and administrative expenses increased by 3.6% to RMB133.8 million (US$20.8 million) in the first quarter of 2016 from RMB129.2 million in the comparative period in 2015, primarily due to increased staff cost, but partially offset by lower consulting fees and share-based compensation expenses.

Research and development expenses increased by 23.0% to RMB41.9 million (US$6.5 million) in the first quarter of 2016 from RMB34.0 million in the comparative period in 2015 as we continued to invest in key strategic growth areas.

Change in the fair value of contingent purchase consideration payable was a loss of RMB1.5 million (US$0.2 million) in the first quarter of 2016, compared with a loss of RMB20.9 million in the comparative period in 2015.

ADJUSTED EBITDA: Adjusted EBITDA for the first quarter of 2016 was RMB108.6 million (US$16.8 million), compared with RMB166.9 million in the comparative period in 2015. Adjusted EBITDA margin for the first quarter of 2016 was 12.6% compared with 19.4% in the comparative period in 2015 and 10.4% in the fourth quarter of 2015. Adjusted EBITDA for the first quarter of 2016 excludes share-based compensation expenses of RMB37.4 million (US$5.8 million) and changes in the fair value of contingent purchase consideration payable which was a loss of RMB1.5 million (US$0.2 million).

NET PROFIT/LOSS: Net loss for the first quarter of 2016 was RMB151.3 million (US$23.5 million), compared with a net loss of RMB88.7 million in the comparative period in 2015.

Adjusted net loss for the first quarter of 2016 was RMB73.8 million (US$11.4 million) compared with an adjusted net profit of RMB18.9 million in the comparative period in 2015. Adjusted net loss in the first quarter of 2016 excludes share-based compensation expenses of RMB37.4 million (US$5.8 million), amortization of intangible assets derived from acquisitions of RMB38.2 million (US$5.9 million), changes in the fair value of contingent purchase consideration payable and related deferred tax assets which was a loss of RMB2.0 million (US$0.3 million) in aggregate. Adjusted net margin in the first quarter of 2016 was negative 8.6%, compared with 2.2% in the comparative period in 2015 and negative 3.0% in the fourth quarter of 2015.

LOSS PER SHARE: Diluted loss per ordinary share for the first quarter of 2016 was RMB0.28, which represents the equivalent of RMB1.68 (US$0.26) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted loss per share for the first quarter of 2016 was RMB0.14, which represents the equivalent of RMB0.84 (US$0.13) per ADS. Adjusted loss per share is calculated using adjusted net loss as discussed above divided by the weighted average number of shares.

As of March 31, 2016, the Company had a total of 524.2 million ordinary shares outstanding, or equivalent of 87.4 million ADSs.

BALANCE SHEET: As of March 31, 2016, the Company’s cash and cash equivalents and short-term investment were RMB1.24 billion (US$192.0 million).

First Quarter 2016 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) was RMB9,115 in the first quarter of 2016, compared with RMB10,030 in the fourth quarter of 2015.

•	Total cabinets under management increased to 23,825 as of March 31, 2016 from 23,556 as of December 31, 2015, with 15,998 cabinets in the Company’s self-built data centers and 7,827 cabinets in its partnered data centers.

•	Utilization rate was 74.6% in the first quarter of 2016, compared with 71.7% in the fourth quarter of 2015.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.41% in the first quarter of 2016, compared with 0.14% in the fourth quarter of 2015.

Recent Developments

On January 6, 2016, at the 10th Internet Data Center Conference (“IDCC”) held in Beijing, the Company was awarded the “Innovative enterprise in China IDC industry 2015” and “Most influential enterprise in China IDC industry 2015” awards.

On March 31, 2016, the company was invited to the “7th Annual China Communication and Cloud Computing Industry Summit,” which was held by China Network Information Industry (“CNII”). At the ceremony, 21Vianet received a “Preferred Brand in Hybrid Cloud” award by the organizing committees.

Effective June 1, 2016, Mr. Eden Woon will resign as a director of the board of directors of the Company.

On May 23, 2016, the Company announced that it has entered into definitive Share Subscription Agreement with an affiliated investment vehicle of Tus-Holdings Co., Ltd. (“Tus-Holding”), pursuant to which Tus-Holdings agrees to make a total of US$388 million investment in 21Vianet, with a share subscription price of approximately US$2.712 per ordinary share, or US$16.274 per ADS. The investment will all be in newly issued 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares.

Conference Call

The Company will hold a conference call on Thursday, May 26, 2016 at 8:00 pm Eastern Time, or Friday, May 27, 2016 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 6156959

The replay will be accessible through June 3, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-90034211
Conference ID:	# 6156959

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.448 to US$1.00, the noon buying rate in effect on March 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Simic Chan

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2015	As of March 31, 2016
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,685,054	1,223,815	189,798
Restricted cash	195,230	267,253	41,447
Accounts and notes receivable, net	694,108	762,554	118,262
Short-term investments	104,897	13,877	2,152
Inventories	13,539	11,626	1,803
Prepaid expenses and other current assets	642,553	748,252	116,043
Deferred tax assets	31,113	24,801	3,846
Amount due from related parties	105,137	88,781	13,769

Total current assets	3,471,631	3,140,959	487,120
Non-current assets:
Property and equipment, net	3,653,071	3,687,302	571,852
Intangible assets, net	1,274,166	1,232,363	191,123
Land use right, net	64,682	64,330	9,977
Deferred tax assets	46,900	47,417	7,354
Goodwill	1,755,970	1,755,970	272,328
Long term investments	198,907	200,108	31,034
Restricted cash	128,515	39,174	6,075
Amount due from related parties	70,000	70,000	10,856
Other non-current assets	183,868	200,283	31,061

Total non-current assets	7,376,079	7,296,947	1,131,660

Total assets	10,847,710	10,437,906	1,618,780

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	276,000	241,000	37,376
Accounts and notes payable	482,622	546,805	84,802
Accrued expenses and other payables	637,957	634,809	98,447
Deferred revenue	342,105	340,635	52,828
Advances from customers	185,800	194,276	30,130
Income taxes payable	49,959	58,386	9,055
Amounts due to related parties	397,588	395,063	61,269
Current portion of long-term bank borrowings	38,803	39,511	6,128
Current portion of capital lease obligations	140,488	158,832	24,633
Current portion of deferred government grant	6,332	6,179	958
Current portion of bonds payable	263,365	—	—

Total current liabilities	2,821,019	2,615,496	405,626
Non-current liabilities:
Long-term bank borrowings	103,421	151,269	23,460
Deferred revenue	68,535	69,110	10,718
Amounts due to related parties	27,384	28,435	4,410
Unrecognized tax benefits	14,492	15,407	2,389
Deferred tax liabilities	293,212	286,521	44,436
Non-current portion of capital lease obligations	579,070	557,413	86,447
Non-current portion of deferred government grant	31,288	29,830	4,626
Bonds payable	1,984,685	1,986,633	308,101
Mandatorily redeemable noncontrolling interests	100,000	—	—

Total non-current liabilities	3,202,087	3,124,618	484,587
Redeemable noncontrolling interests	790,229	787,322	122,103
Shareholders’ equity
Treasury stock	(193,142)	(162,428)	(25,190)
Ordinary shares	34	34	5
Additional paid-in capital	6,403,117	6,391,474	991,234
Accumulated other comprehensive loss	(24,236)	(24,953)	(3,870)
Statutory reserves	63,174	63,782	9,892
Accumulated deficit	(2,233,985)	(2,377,393)	(368,702)

Total 21Vianet Group, Inc. shareholders’ equity	4,014,962	3,890,516	603,369
Noncontrolling interest	19,413	19,954	3,095

Total shareholders’ equity	4,034,375	3,910,470	606,464

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	10,847,710	10,437,906	1,618,780

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2015	December 31,2015	March 31, 2016
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues
Hosting and related services	613,228	754,706	706,126	109,511
Managed network services	246,879	228,677	156,146	24,216

Total net revenues	860,107	983,383	862,272	133,727
Cost of revenues	(629,762)	(764,214)	(693,292)	(107,520)

Gross profit	230,345	219,169	168,980	26,207
Operating expenses
Sales and marketing	(90,400)	(101,797)	(77,315)	(11,991)
General and administrative	(129,208)	(166,064)	(133,801)	(20,751)
Research and development	(34,031)	(41,569)	(41,857)	(6,491)
Changes in the fair value of contingent purchase consideration payable	(20,946)	(5,060)	(1,481)	(230)

Total operating expenses	(274,585)	(314,490)	(254,454)	(39,463)

Operating loss	(44,240)	(95,321)	(85,474)	(13,256)
Interest income	13,830	5,692	8,882	1,377
Interest expense	(71,867)	(60,963)	(55,692)	(8,637)
Gain from equity method investment	11,295	40,231	1,201	186
Other income	1,660	20,115	1,106	172
Other expense	(951)	(1,848)	(1,104)	(171)
Foreign exchange gain (loss)	10,167	7,248	(5,243)	(813)

Loss before income taxes	(80,106)	(84,846)	(136,324)	(21,142)
Income tax expense	(8,563)	(28,044)	(14,994)	(2,325)

Net loss	(88,669)	(112,890)	(151,318)	(23,467)
Net (income) loss attributable to noncontrolling interest	(8,058)	(11,194)	8,518	1,321

Net loss attributable to ordinary shareholders	(96,727)	(124,084)	(142,800)	(22,146)

Loss per share
Basic	(0.23)	(0.24)	(0.28)	(0.04)
Diluted	(0.23)	(0.24)	(0.28)	(0.04)
Shares used in loss per share computation
Basic*	432,372,059	523,366,544	525,041,586	525,041,586
Diluted*	432,372,059	523,366,544	525,041,586	525,041,586
Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.38)	(1.44)	(1.68)	(0.26)
Diluted	(1.38)	(1.44)	(1.68)	(0.26)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2015	December 31, 2015	March 31, 2016
	RMB	RMB	RMB	US$
Gross profit	230,345	219,169	168,980	26,207
Plus: share-based compensation expense	2,212	6,582	3,925	609
Plus: amortization of intangible assets derived from acquisitions	40,169	38,583	38,197	5,924

Adjusted gross profit	272,726	264,334	211,102	32,740

Adjusted gross margin	31.7%	26.9%	24.5%	24.5%
Operating expenses	(274,585)	(314,490)	(254,454)	(39,463)
Plus: share-based compensation expense	44,244	33,537	33,468	5,190
Plus: changes in the fair value of contingent purchase consideration payable	20,946	5,060	1,481	230

Adjusted operating expenses	(209,395)	(275,893)	(219,505)	(34,043)

Net loss	(88,669)	(112,890)	(151,318)	(23,467)
Plus: share-based compensation expense	46,456	40,119	37,393	5,799
Plus: amortization of intangible assets derived from acquisitions	40,169	38,583	38,197	5,924
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	20,946	5,060	1,976	306

Adjusted net profit (loss)	18,902	(29,128)	(73,752)	(11,438)

Adjusted net margin	2.2%	-3.0%	-8.6%	-8.6%
Net loss	(88,669)	(112,890)	(151,318)	(23,467)
Minus: Provision for income taxes	(8,563)	(28,044)	(14,994)	(2,325)
Minus: Interest income	13,830	5,692	8,882	1,377
Minus: Interest expenses	(71,867)	(60,963)	(55,692)	(8,637)
Minus: Exchange gain (loss)	10,167	7,248	(5,243)	(813)
Minus: Gain from equity method investment	11,295	40,231	1,201	186
Minus: Other income	1,660	20,115	1,106	172
Minus: Other expenses	(951)	(1,848)	(1,104)	(171)
Plus: depreciation	93,878	105,355	108,940	16,895
Plus: amortization	49,876	46,917	46,222	7,168
Plus: share-based compensation expense	46,456	40,119	37,393	5,799
Plus: changes in the fair value of contingent purchase consideration payable	20,946	5,060	1,481	230

Adjusted EBITDA	166,916	102,130	108,562	16,836

Adjusted EBITDA margin	19.4%	10.4%	12.6%	12.6%
Adjusted net profit (loss)	18,902	(29,128)	(73,752)	(11,438)
Less: Net (profit) loss attributable to noncontrolling interest	(8,058)	(11,194)	8,518	1,321
Adjusted net profit (loss) attributable to the Company’s ordinary shareholders	10,844	(40,322)	(65,234)	(10,117)
Adjusted earnings (loss) per share
Basic	0.02	(0.08)	(0.14)	(0.02)
Diluted	0.02	(0.08)	(0.14)	(0.02)
Shares used in adjusted earnings (loss) per share computation:
Basic*	432,372,059	523,366,544	525,041,586	525,041,586
Diluted*	444,663,246	523,366,544	525,041,586	525,041,586
Adjusted earnings (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.12	(0.48)	(0.84)	(0.13)
Diluted	0.12	(0.48)	(0.84)	(0.13)

*	Shares used in adjusted earnings (loss)/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2015	March 31, 2016
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(112,890)	(151,318)	(23,467)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange (gain) loss	(7,248)	5,243	813
Changes in the fair value of contingent purchase consideration payable	5,060	1,481	230
Depreciation of property and equipment	105,355	108,940	16,895
Amortization of intangible assets	46,336	45,760	7,097
Gain on disposal of property and equipment	(222)	—	—
Provision for doubtful accounts and other receivables	21,672	26	4
Share-based compensation expense	52,430	37,393	5,799
Deferred income taxes expense (benefit)	9,521	(896)	(139)
Gain from equity method investment	(40,231)	(1,201)	(186)
Changes in operating assets and liabilities
Restricted cash	(42,558)	17,463	2,708
Inventories	(4,733)	1,913	297
Accounts and notes receivable	67,850	(68,477)	(10,620)
Unrecognized tax expense	1,993	915	142
Prepaid expenses and other current assets	2,371	(105,642)	(16,384)
Amounts due from related parties	(15,475)	16,226	2,516
Accounts and notes payable	35,394	64,183	9,954
Accrued expenses and other payables	39,228	(3,812)	(591)
Deferred revenue	7,449	(895)	(139)
Advances from customers	8,562	8,476	1,315
Income taxes payable	(6,861)	8,427	1,307
Amounts due to related parties	(324)	(1,080)	(168)
Deferred government grants	(1,389)	(1,611)	(250)

Net cash generated from (used in) operating activities	171,290	(18,486)	(2,867)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(297,136)	(140,963)	(21,860)
Purchases of intangible assets	(2,567)	(4,988)	(774)
Proceeds from disposal of property and equipment	6,401	—	—
Receipt of loans from third parties	—	3,279	509
Advances of loan to third parties	(62,578)	—	—
Payments for short-term investments	(34,634)	(11,280)	(1,749)
Proceeds received from maturity of short-term investments	412,249	102,300	15,865

Net cash generated from (used in) investing activities	21,735	(51,652)	(8,009)

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(10,957)	—	—
Proceeds from exercise of stock options	1,545	1,956	303
Proceeds from long-term bank borrowings	11,290	51,500	7,987
Proceeds from short-term bank borrowings	81,000	65,000	10,081
Repayments of short-term bank borrowings	(66,425)	(100,000)	(15,509)
Repayments of long-term bank borrowings	—	(2,944)	(457)
Payments for acquisitions	(14,767)	—	—
Repayments of 2016 Bonds	—	(264,250)	(40,982)
Consideration paid to selling shareholders	—	(2,475)	(384)
Payments for capital leases	(24,001)	(34,594)	(5,365)
Rental prepayments and deposits for sales and leaseback transactions	(13,000)	—	—
Proceeds from sales and leaseback transactions	130,000	—	—
Repayments for Mandatorily redeemable noncontrolling interests	—	(100,000)	(15,509)

Net cash generated from (used in) financing activities	94,685	(385,807)	(59,835)

Effect of foreign exchange rate changes on cash and short term investments	(2,121)	(5,294)	(821)
Net increase (decrease) in cash and cash equivalents	285,589	(461,239)	(71,532)
Cash and cash equivalents at beginning of period	1,399,465	1,685,054	261,330

Cash and cash equivalents at end of period	1,685,054	1,223,815	189,798